Exhibit 99.5

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IT MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT.

THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. FOR INFORMATION REGARDING THE ISSUE PRICE, THE TOTAL AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE, AND THE YIELD TO MATURITY OF THE NOTE, PLEASE CONTACT DAVID G. PIRRUNG AT 702 OBERLIN ROAD, RALEIGH, NORTH CAROLINA 27605.

AMENDED AND RESTATED PROMISSORY NOTE (the “Note”)

$12,000,000.00	April 1, 2023

NAM TAI PROPERTY INC., a business company organized under the laws of the British Virgin Islands (the “Company”), for value received, hereby promises to pay to IAT INSURANCE GROUP, INC. (the “Holder”), or its registered assigns, the principal sum of TWELVE MILLION DOLLARS ($12,000,000.00), which amount has been advanced and remains outstanding as of the date hereof, together with interest on the unpaid principal balance as set forth below, in lawful money of the United States of America and in immediately available funds, on or prior to the Maturity Date (as defined below) as set forth herein.

1.	Term Loan Commitment.

1.1	The Loan.

(a) This Note evidences the loans (including the Existing Loan) made to the Company by the Holder (the “Loans”) as of April 1, 2023 (the “Closing Date”) in an initial aggregate principal amount of US $12,000,000.00 (the “Commitment”), as such amount may be increased, in each case, in accordance with the terms hereof. Provided, that, at the Company’s written request, the Holder may (in its sole discretion) agree in writing to increase the Commitment by an aggregate amount not to exceed an incremental $10,000,000.00 (the “Maximum Commitment”). The outstanding principal balance of this Note at any time shall be the amount of the Loans advanced less the amount of payments or prepayments of principal made on this Note by or for the account of the Company, as may be further adjusted in accordance with the terms of this Note, including pursuant to Section 2.2 hereof (the “Adjusted Principal Balance”).

(b) As of the Closing Date, the Holder has made a Loan to the Company in an amount equal to $12,000,000.00 (the “Existing Loan”).

1.2 Borrowing Mechanics for Commitment Increase. Pursuant to Section 1.1(a) above, the Holder may in its sole discretion agree to increase the Commitment. To request any such Loans from an increase in the Commitment be funded under this Note, the Company shall deliver to the Holder by hand delivery, telecopy, or electronic mail a duly completed and executed borrowing request (a “Borrowing Request”) not later than 5:00 p.m., New York City, New York time (or such later time as approved by the Holder), two (2) business days prior to the date of the proposed funding of a Loan. Each such Borrowing Request will be irrevocable and must specify the following information:

(a) the amount of the requested Loans to be made pursuant to this Note, which in the aggregate together with the Existing Loan may not exceed the Maximum Commitment

(b) the date of the proposed funding under this Note, which must be a business day that is on or prior to the Maturity Date;

(c) the location and number of the Company’s account to which funds are to be disbursed; and

(d) a certification of the Company that no Event of Default exists as of such date.

On the date specified for each Loan, subject to the terms and conditions of this Note, Holder shall make such advances available to the Company by depositing the same, in immediately available funds, in an account designated by the Company, or by such other means as is acceptable to Holder and Company. The Holder is hereby authorized to record on Annex A the dates and amounts of Advances, the repayments of Loans, and the aggregate amount of Loans then outstanding, and such recordations shall constitute prima facie evidence of the accuracy of the information recorded in the absence of manifest error.

2. Terms of this Note.

2.1 Principal. The Adjusted Principal Balance shall be due and payable in immediately available funds in its entirety on or prior to the earliest of (i) January 11, 2026, or (ii) the date that the Loans shall become due and payable in full hereunder, whether by acceleration or otherwise (such earliest date, the “Maturity Date”), at which time this Note shall terminate (if it has not previously terminated in accordance with the terms hereof) and the Holder shall have no further obligations to make Loans hereunder. Amounts borrowed and repaid under this Note may not be reborrowed hereunder. The Adjusted Principal Balance may at times exceed the Commitment and the Maximum Commitment.

2.2 Interest. Interest shall accrue daily on the Adjusted Principal Balance at a rate per annum equal to ten percent (10%) (computed on the basis of the actual number of days elapsed over a year of 365/366 days calculated from and including the Closing Date). Any accrued and unpaid interest on the Adjusted Principal Balance shall either be:

(a) capitalized (i) on the last business day of each fiscal quarter (commencing June 30, 2023) and (ii) on the Maturity Date and, once capitalized, shall thereafter be deemed principal and added to the Adjusted Principal Balance (it being understood and agreed that any such interest so capitalized and added to the Adjusted Principal Balance shall be deemed to constitute the payment of such interest amounts for all purposes hereunder); or

(b) at the election of the Company and upon written notice to the Holder prior to, as applicable, (i) the last business day of a fiscal quarter (commencing June 30, 2023) or (ii) the Maturity Date, converted into common shares of the Company at the 30 day volume weighted average price of the common shares of the Company, as calculated based on the metrics available on the Yahoo Finance website (the “Conversion Price”), with the number of common shares to be issued equaling the amount of accrued and unpaid interest as of such relevant interest payment date divided by the Conversion Price as of such relevant interest payment date (it being understood and agreed that any such interest so converted into common shares of the Company shall be deemed to constitute the payment of such interest amounts for all purposes hereunder).

2.3 Original Issue Discount. The Company and the Holder agree that, each Loan made hereunder shall be funded by the Holder net of a discount of two percent (2%) of the principal amount of such Loan made pursuant to this Note. Such discount shall be treated as original issue discount for U.S. federal income tax purposes.

2.4 Payments.

(a) Subject to Section 2.2 above, payments on or in respect of this Note will be made in such coin and currency of the United States as at the time of payment is legal tender for the payment of public and private debts, by wire transfer of immediately available funds in such manner and at such other place as the Holder shall have designated to the Company in writing pursuant to the provisions of this Note.

(b) All payments on or in respect of this Note shall be free and clear of, and without deduction or withholding for, any taxes; provided that if the Company shall be required to deduct or withhold any taxes (other than (A) taxes based on or measured by the net income (however, denominated), franchise taxes or branch profits taxes imposed by the jurisdiction under the laws of which the Holder is organized or in which its principal office is located, (B) taxes attributable to the Holder’s failure to deliver to the Company, at any time reasonably requested by the Company, any tax documentation that it is legally entitled to provide to establish an exemption or reduction from any such deduction or withholding and (C) any taxes attributable to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”), as of the date of this Note (or any amended or successor version of such sections that are substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with any of the foregoing and any fiscal or regulatory legislation, rules or practices adopted pursuant to any such intergovernmental agreement)from such payments, then (i) any payments hereunder shall be increased as necessary so that after making all required deductions, the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount deducted to the relevant governmental authority in accordance with applicable law.

2.5 Prepayments and Prepayment Premium. The Adjusted Principal Balance of the Loans may be repaid or prepaid by the Company at any time; provided that, any such repayment or prepayment of the Loans (including on the Maturity Date), regardless of the date a Loan was made, shall be accompanied by an additional payment in cash equal to (i) if such repayment or prepayment occurs on or prior to July 31, 2024, 0% of the principal amount repaid or prepaid, (ii) if such repayment or prepayment occurs following July 31, 2024 but on or prior to October 31, 2024, 1.5% of the principal amount repaid or prepaid, (iii) if such repayment or prepayment occurs following October 31, 2024 but on or prior to January 31, 2025, 3.0% of the principal amount repaid or prepaid, (iv) if such repayment or prepayment occurs following January 31, 2025 but on or prior to July 31, 2025, 4.5% of the principal amount repaid or prepaid, and (v) if such repayment or prepayment occurs following July 31, 2025 but on or prior to the Maturity Date, 6% of the principal amount repaid or prepaid.

2.6 Use of Proceeds. The Company will not permit the proceeds of this Note to be used for any purpose other than (i) to finance the payment of fees, commissions and expenses incurred in connection with the extensions of credit under this Note and (ii) for working capital needs and other general corporate purposes of the Company and its subsidiaries.

2.7 Waivers. The Company waives diligence, presentment, demand, protest, notice of intent to accelerate the maturity hereof, notice of acceleration of the maturity hereof, and notice of every kind whatsoever. The failure of the Holder to exercise any of its rights under this Note in any particular instance will not constitute a waiver of the same or of any other right in that or any subsequent instance.

3. Events of Default and Remedies.

3.1 Events of Default. An “Event of Default” will exist if any of the following occurs and is continuing:

(a) the Company shall fail to make any payment of principal on this Note, or on any other payment obligation of any nature pursuant to this Note, when and as such principal or other payment obligation becomes due and payable, in each case whether by acceleration, demand or otherwise;

(b) the Company shall fail to perform or comply with any term or condition contained in Section 2.6;

(c) the Company shall commence a voluntary proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or a substantial part of its property or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it or shall make a general assignment for the benefit of creditors or shall generally fail to pay its debts as they become due or shall take any action to authorize any of the foregoing or any action referenced in this Section 3.1(c); or

(d) an involuntary proceeding shall be commenced by any party against the Company seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or a substantial part of its property and such involuntary proceeding shall remain undismissed and unstayed for a period of sixty (60) calendar days.

3.2 Remedies.

(a) If an Event of Default has occurred and is continuing, the Holder will have the right to (i) declare the unpaid principal amount or premium on the Loans to be immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Company; and (ii) take all other actions permitted under applicable law, including, for the avoidance of doubt, all rights of the Holder as an unsecured creditor, including the right to bring a claim or lawsuit against the Company with respect to amounts due and owing to the Holder under this Note, obtain a monetary judgment against the Company with respect to such amounts, and execute any such judgment against the assets and properties of the Company and its subsidiaries, in each case, in accordance with applicable law.

(b) No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege.

(c) The rights, powers and remedies given to the Holder hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

4. Miscellaneous.

4.1 Fees and Expenses. The Company agrees to pay on written demand all reasonable and documented out-of-pocket costs and expenses of the Holder (including reasonable counsel fees and expenses (but limited to one outside counsel plus one local counsel in each applicable jurisdiction, as necessary), if any, in connection with any enforcement or protection of any rights and remedies under this Note (whether through negotiations, legal proceedings or otherwise).

4.2 Amendments and Waivers. This Note may be amended, and the observance of any term of this Note may be waived or consented to, with and only with the written consent of the Company and the Holder.

4.3 Waiver. Any waiver or failure to insist upon strict compliance with any obligation, covenant, agreement or condition of this Note will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any waiver of any provision of this Note shall be made pursuant to the provisions of Section 4.2.

4.4 Entire Agreement. This Note constitutes the entire final agreement and understanding between the parties pertaining to the subject matter of this document and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreement of the parties. There are no other warranties, representations or other agreements between the parties in connection with the subject matter and there are no unwritten oral agreements between the parties.

4.5 Assignment. This Note will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Note nor any of the rights, interests or obligations under this Note may be assigned by the Company or the Holder without the prior written consent of the other party.

4.6 Registration. The Holder, acting as agent for the Company, shall maintain a register in which it shall record the name and address of the Holder and each transferee, and the percentage or portion of the rights assigned to such transferee and principal amounts (and stated interest) of the Note owing to, the Holder and each transferee (the “Register”), and no transfer shall be valid unless so registered in the Register. The entries in the Register shall be conclusive absent manifest error, and the Company and the Holder shall treat each person whose name is recorded in the Register pursuant to the terms hereof as the Holder for all purposes of this Note. The Register shall be available for inspection by the Company at any reasonable time and from time to time upon reasonable prior notice.

4.7 Governing Law. THIS NOTE SHALL BE CONSTRUED AND INTERPRETED AND THE RIGHTS OF THE PARTIES GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

4.8 Jurisdiction, Consent to Service of Process, Waiver of Jury Trial.

(a) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS NOTE SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

(b) EACH PARTY HERETO HEREBY (i) IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS NOTE OR ANY OTHER NOTE DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; (iii) CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OF THE HOLDER OR OF COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (iv) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS NOTE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 4.8.

4.9 No Novation. Except as expressly contemplated by that certain Exchange Agreement dated as of April 1, 2023 by and among the Company, the Holder and each other party thereto, the indebtedness evidenced by this Note is given in amendment, restatement and modification, but not in novation or extinguishment, of the indebtedness evidenced by that certain Promissory Note, dated January 11, 2022, executed by the Company in favor of the Holder.

4.10 Antidilution Rights. If at any time or from time to time after the date hereof and prior to a conversion of interest into common shares of the Company in accordance with Section 2.2(b) hereof,

whether by issuance or sale of new shares, payment of dividends outside the ordinary course of business, distributions outside the ordinary course of business (including any distribution of cash, securities or other property, by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement or otherwise), redemption, stock split or other division of shares, combination or other consolidation of shares, reclassification of common shares of the Company, merger, consolidation, reorganization, transfer of assets or any other similar event with respect to which a failure to make an adjustment to the Conversion Price and the number of common shares to be granted under Section 2.2(b) would not be fair and reasonable, then the Company shall make reasonable, appropriate and proportional adjustments to the Conversion Price.

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COMPANY:

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name: Yu Chunhua
Title: Chief Executive Officer

Signature Page to Amended and Restated Promissory Note

HOLDER:

IAT INSURANCE GROUP, INC., a North Carolina Corporation

By:	/s/ David Pirrung
Name: David G. Pirrung
Title: Chief Financial Officer

Signature Page to Amended and Restated Promissory Note

ANNEX A

OUTSTANDING PRINCIPAL AND ACCRUED INTEREST

DATE OF LOAN/ PAYMENT OF PRINCIPAL	AMOUNT OF LOAN/ (PAYMENT OF PRINCIPAL)	OUTSTANDING PRINCIPAL AND ACCRUED INTEREST	NAME OF PERSON MAKING NOTATION
April 1, 2023	$12,000,000.00	$12,000,000.00	N/A